SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Attached is the Company’s Press Release dated February 27, 2007, entitled “ViryaNet Reports Fourth Fiscal Quarter and Full-Year 2006 Financial Results.”

As of December 31, 2006, the Company has 2,250,000 shares outstanding after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: February 28, 2007

By:	/s/ ALBERT A. GABRIELLI
Name:	Albert A. Gabrielli
Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company on February 27, 2007, entitled “ViryaNet Reports Fourth Fiscal Quarter and Full-Year 2006 Financial Results.”

Exhibit 99.1

Contacts:

Albert Gabrielli	Jack McAvoy
CFO	VP, Marketing
Communications
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS FOURTH FISCAL QUARTER

AND FULL-YEAR 2006 FINANCIAL RESULTS

•	New Leadership Successfully Implements Initial Turnaround Strategy: Numerous New Clients, New Major Value-Added Reseller; Losses Cut by 71%; Gross Margin Improves Six Points; Debt Cut by 51%

•	Q4 Year-Over-Year Reflects Improvements: Revenues Up 10%, Software Licenses & Professional Services Revenues Increase; Net Loss $41,000 Versus $1.5 Million; Gross Margin 53% Versus 37%

•	2007 Goals: Profitability, Increasing Revenues, Growth in New Clients

Southborough, Mass. — February 27, 2007 — ViryaNet Limited (Nasdaq: VRYA), a leading provider of software applications that automate business processes for mobile workforce management, today announced financial results for its fourth quarter and full-year 2006.

Total revenues for the fourth quarter, ended December 31, 2006, were $3.4M, a 30% increase from $2.6M of revenue recorded for the third quarter of 2006, and a 10% increase from $3.1M of revenue recorded for the fourth quarter of 2005. For the fiscal year 2006, total revenues were $13.9M, compared to $14.2M of total revenues recorded in 2005.

For the fourth quarter, ended December 31, 2006, the Company reported a net loss of $41,000, or $0.02 per basic and diluted share, compared to a net loss of $1.5M, or $0.71 per basic and diluted share, for the third quarter of 2006, and compared to a net loss of $1.6M, or $1.08 per basic and diluted share, for the fourth quarter of 2005. For the fiscal year 2006, the Company reported a net loss of $1.8M, or $0.95 per basic and diluted share, compared to a net loss of $6.1M, or $4.68 per basic and diluted share, for the fiscal year 2005. Note: All per share data is reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.

Software license revenues increased substantially to $0.6M for the fourth quarter of 2006, compared to $0.1M for the third quarter of 2006, and compared to $0.2M for the fourth quarter of 2005. For the year ended 2006, software license revenues were $1.5M, compared to $1.7M for the fiscal year 2005.

Professional services revenues increased by 9% to $2.8M for the fourth quarter of 2006, compared to $2.6M for the third quarter of 2006, and decreased 3% from $2.9M for the fourth quarter of 2005. For the year ended 2006, professional services revenues were $12.3M, compared to $12.5M for the fiscal year 2005.

The Company reported a gross profit of $1.8M for the fourth quarter of 2006, or a gross margin of 53%, compared to a gross profit of $1.0M, or a gross margin of 37%, in the third quarter of 2006, and compared to a gross profit of $1.2M, or a gross margin of 37%, in the fourth quarter of 2005. For the fiscal year 2006, the Company reported an increase in gross profit to $6.7M, or a gross margin of 48%, compared to a gross profit of $6.0M, or a gross margin of 42% in 2005. The six point increase in annual gross margin is primarily attributable to operating efficiency improvements realized in the delivery of professional services.

Operating expenses for the fourth quarter of 2006 were $2.0M, compared to $2.2M for the third quarter of 2006, and compared to $2.5M for the fourth quarter of 2005. The reduction in expenses from the third quarter to the fourth quarter of 2006 was related to the full benefit of savings realized from previous cost-reduction and organization realignment actions taken by the Company. Operating expenses for the fiscal year 2006 decreased by 20% to $8.5M, compared to $10.7M in fiscal year 2005.

Net financial income for the fourth quarter of 2006 was $0.1M, compared to net financial expenses of $0.2M for the third quarter of 2006, and net financial expenses of $0.2M for the fourth quarter of 2005. The net financial income in the fourth quarter of 2006 included $0.2M of one-time income resulting from the conversion of $0.5M of long-term convertible note held by Jerusalem High-tech Founders, Ltd. to Preferred A Shares in December 2006. The one time income is the difference between the net carrying amount of the note before the conversion ($0.6M) and the fair value of the Preferred A Shares issued in the conversion ($0.4M). Net financial income for the fiscal year 2006 was $0.1M, compared to net financial expenses of $1.3M in fiscal year 2005.

The Company's cash position on December 31, 2006 was $0.7M, compared to $0.4M on September 30, 2006, and compared to $2.0M on December 31, 2005. The Company's short-term and long-term bank debt position on December 31, 2006 was $2.5M, compared to $2.2M on December 31, 2005. The Company’s debt position, comprised of convertible notes and bank debt, was reduced by more than half from $6.2M on December 31, 2005 to $3.0M on December 31, 2006.

The Days of Sales Outstanding (DSO) for the Company in the fourth quarter of 2006 was 28 days, compared to 46 days in the third quarter of 2006.

“During 2006, we welcomed seven new customers, introduced our new, business-focused product vision; cut our debt in half; improved gross margin performance; and reduced our net losses by seventy one percent,” stated Memy Ish-Shalom, president and CEO, ViryaNet. “New senior management additions and swift organizational realignment in the early part of 2006 enabled us to deliver additional business value to our customers and improve our financial performance.

“Our expanding customer base serves as testament to our technological leadership and powerful value proposition. Our partners became increasingly autonomous – and successful – through the year in selling, deploying, and supporting the ViryaNet products. We opened up a new market opportunity in the insurance industry by forging a VAR relationship with Mitchell International, the leading provider of software solutions to the insurance industry. And in the last twelve months, GE Energy, a significant partner in the utilities industry, closed license agreements with several tier-one utilities.

“Other highlights of our fiscal year included many customer deployments, several product releases, and the Company’s inaugural customer conference that was successfully conducted in October 2006.

“We enter 2007 strong and focused on our goals of continued revenue growth with sustained profitability. With the help of our partners, we will continue to expand our market presence worldwide while continuing to focus on our core target industries of utilities, telecommunications, insurance, and retail. We will invest in our sales, marketing, account management, and R&D efforts. We are well positioned to capitalize on the investments that we have made during the last 12 months.”

2006 Accomplishments

2006 saw significant accomplishments, including:

New Sales — Either through its direct sales force or through the efforts of partnerships, ViryaNet welcomed many new customers, including ADS/WPS; Building Commission of Victoria, Australia; City of Lubbock, Texas; Mitchell International; and Western Water in Australia. The Company also saw follow-on sales at Duquesne, Frontier Communications, Kroger, News America Marketing, and Publix.

Customer Deployments — Several of ViryaNet’s customers rolled out the complete ViryaNet product or finished significant milestone phases, including ADS, Kroger, Las Vegas Valley Water District, Mitchell International, News America Marketing, Singapore Power, and XO Communications.

Product and Solutions — The Company’s Product Group introduced a new product vision as part of its product roadmap that leverages advanced technologies, such as Business Activity Monitoring (BAM), Business Process Management (BPM), and Forecasting and Planning. These technologies serve as fundamental elements in the Company’s initiatives to deliver business value through innovative, content-based solutions.

New Markets, New Value Added Reseller — The Company announced during the year that Mitchell International, the leading supplier of information products, software, and e-business solutions for the insurance, property and casualty, medical claims, automotive collision repair, and glass replacement industries, chose and subsequently included the ViryaNet solution as a core component of its product suite. Mitchell is now offering that solution to its more than 16,000 existing business partners and all prospective clients. Mitchell introduced the product to the industry as Mitchell Dispatch, and is ViryaNet’s first major partner offering its products as Software as a Service (SaaS).

Customer Conference — Over 75 customers and business partners gathered in Orlando for ViryaVision in October 2006. This event provided attendees with the opportunity to witness new product demonstrations, listen to presentations, participate in industry forums, and discuss best service practices.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utility, telecommunications, retail, insurance, and general service sectors to manage and optimize mission-critical business processes. ViryaNet’s products improve the functions of work order management, scheduling and dispatch, business activity monitoring, and mobile field communication. Embracing a business process management architecture, the ViryaNet products intelligently guide, automate, and optimize field service work – both simple and complex. The results are improved operational performance, a better customer experience, and a higher degree of regulatory compliance. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated June 30, 2006, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,040	$736
Trade and unbilled receivables ,net	1,322	1,045
Other accounts receivable and prepaid expenses	785	622

Total current assets	4,147	2,403

SEVERANCE PAY FUND	795	830

PROPERTY AND EQUIPMENT, NET	295	163

CUSTOMER RELATIONSHIP, NET	1,099	875

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	1,072	660

GOODWILL	7,048	7,088

Total assets	$14,456	$12,019

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$253	$1,187
Current maturities of long-term bank loans	698	574
Trade payables	1,074	702
Deferred revenues	3,193	2,361
Other accounts payable and accrued expenses	2,241	1,834
Loan from related party	285	115
Short-term Convertible note	407	—

Total current liabilities	8,151	6,773

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,293	718
Long-term Convertible note	3,592	568
Accrued severance pay	1,237	1,276

Total long-term liabilities	6,122	2,562

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	1,769	2,672
Additional paid-in capital	112,789	115,900
Deferred stock compensation	(135)	—
Accumulated other comprehensive loss	(435)	(314)
Accumulated deficit	(113,805)	(115,574)

Total shareholders' equity	183	2,684

Total liabilities and shareholders' equity	$14,456	$12,019

VIRYANET LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31		Year ended December 31
	2005	2006	2005	2006
	Unaudited	Unaudited
Revenues
Software licenses	$231	$620	$1,720	$1,520
Maintenance and services	2,877	2,790	12,487	12,340

Total revenues	3,108	3,410	14,207	13,860

Cost of revenues:
Software licenses	100	73	358	356
Maintenance and services	1,857	1,523	7,855	6,831

Total cost of revenues	1,957	1,596	8,213	7,187

Gross profit	1,151	1,814	5,994	6,673

Operating expenses:
Research and development	513	514	2,504	2,121
Selling and marketing	1,067	821	5,214	3,692
General and administrative	940	627	3,004	2,735

Total operating expenses	2,520	1,962	10,722	8,548

Operating loss	(1,369)	(148)	(4,728)	(1,875)
Financial income (expenses), net	(202)	107	(1,330)	106

Net loss	$(1,571)	(41)	$(6,058)	$(1,769)

Basic and diluted net loss per share	$(1.08)	$(0.02)	$(4.68)	$(0.95)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share (*)	1,459,097	2,181,316	1,294,834	1,857,217

(*)	All per share data is reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007